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March 19, 2004

Dear Fellow Shareholders:

It gives me great pleasure to share with you the Stantec Inc. 2003 Annual Report celebrating 50 years of operation for our Company. In 2003 we focused on continuing to evolve our dynamic organization, not by changing our business model or operating strategy, but by strengthening our systems and processes to support our future. Our ability to adjust to changes in a challenging economic climate contributed to an increase of 32.7 % in shareholder value during the year.

I would also like to take this opportunity on behalf of the Board of Directors to invite you to attend the annual meeting of shareholders of Stantec Inc., which will be held at 11:00 AM (MDT) on Thursday, May 6, 2004, at Stantec Centre in Edmonton, 10160 - 112 Street, Edmonton, Alberta. Alternatively, you may choose to attend the meeting through the Internet. The presentation will be broadcast live and archived at stantec.com (under the Investor Relations section). During the meeting, we will review the Company's 2003 operating and financial performance and outline our strategy going forward.

Enclosed in this package you will find the Notice of Meeting, as well as a form of proxy and the Management Information Circular. We would appreciate your prompt return of the signed proxy in order to ensure that your vote is recorded in due time.

Thank you for your continuing support.

Sincerely,

(signed)Tony Franceschini